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March 4, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Martin James, Senior Assistant Chief Accountant
           and/or Kate Tillan, Assistant Chief Accountant

Re:      Biomerica, Inc.
         Form 10-KSB for the Fiscal Year Ended May 31, 2008
         Filed August 29, 2008
         Form 10-Q for the Quarterly Period Ended November 30, 2008 File No. 000-08765

Dear Mr. James and Ms. Tillan:

The following are our responses to your letter dated February 20, 2009, numbered in the order of your letter.

1.       Form 10-KSB for the Fiscal Year Ended May 31, 2008
         Financial Statements
         Note 6. Shareholders' Equity, page FS-21


SEC COMMENT:

1. In future filings please provide all of the disclosures required by paragraphs 64, 65 and A240 of SFAS 123R, including the following:

         o Significant assumptions underlying your Black Scholes valuations such as expected term, expected volatility, and the risk-free rate;

         o For each year for which an income statement is presented, present total compensation cost for share-based payment arrangements recognized in income as well as the total recognized tax benefit related thereto and the total compensation cost capitalized as part of the cost of an asset; and

         o Disclose, as of the latest balance sheet date presented, the total compensation cost related to non-vested awards not yet recognized and the weighted-average period over which you expect to recognize these costs.

    RESPONSE: In future filings the following will be disclosed:

o Expected terms, volatility and the risk-free rates used in calculations of option or warrant valuations will be disclosed in Note 6.

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         o        For each year for which an income statement is presented,
                  total compensation cost for share-based payment arrangements recognized in income as well as the total recognized tax benefit related thereto and the total compensation cost capitalized as part of the cost of an asset, should there be any, will be included as a component of Footnote 6.

         o As of the latest balance sheet presented, total compensation cost related to non-vested awards not yet recognized and the weighted-average period over which we expect to recognize these costs will be included in Note 6.

         Form 10-Q for the Quarterly Period Ended November 30, 2008:

         2. Financial Statements, Note 4, page 5

         SEC COMMENT:

         We note the disclosure that the information set forth in your condensed consolidated statements is unaudited and may be subject to NORMAL-YEAR-END ADJUSTMENTS. Please confirm that there are no year-end adjustments reflected in your interim financial statements and remove the disclosure in future filings of your Forms 10-Q. Otherwise, advise us.

         RESPONSE: There are no year-end adjustments reflected in our interim financial statements. Such disclosure will be removed in future filings.

         3. Item 4. Controls and Procedures, page 13

         SEC COMMENT:

         The language that is currently included after the word "effective" in your disclosure of management's conclusion on the effectiveness of disclosure controls and procedures appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

RESPONSE: In future filings the Company will modify its Item 4. Controls and Procedures paragraph to read as follows:


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         4. CONTROLS AND PROCEDURES.

         DISCLOSURE CONTROLS AND PROCEDURES

         Our management evaluated the effectiveness of our disclosure controls and procedures as of November 30, 2008 as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of November 30, 2008, our Principal Executive Officer and Chief Financial Officer, concluded that, as of such date, our disclosure controls and procedures were effective to assure that information required to be declared by us in reports that we file or submit under the Exchange Act is: (1) recorded, processed, summarized, and reported within the periods specified in the SEC's rules and forms; and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

         CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

         There was no change in our internal control over financial reporting during our fiscal quarter ended November 30, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

4.       Exhibit 31.1

         SEC COMMENT:

         In future filings, please ensure that the wording of your certification is consistent with the wording required by Item 601(b)(31(i)). For example, we note that in paragraph 4 you capitalized the `R' in the word `reporting'; in paragraph 4 you omitted the phrase `and 5(d)-15(f))'; in paragraph 4(d) you omitted the phrase `(registrant's fourth fiscal quarter in the case of an annual report)'; and in paragraph 5 you added the word `our' before `internal control over financial reporting' and you added the word `other' before `persons performing the equivalent functions'.

         RESPONSE: In future filings we will include the following modified paragraphs to our 31.1 certification:

         #4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:


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         #d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

         #5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):


         Per your request the Company acknowledges the following:

         The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

         Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

         The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please let us know if you need anything else from us at this time in order to respond to this letter and, if so, we will respond quickly to your request.

          Sincerely,


          Janet Moore
          Chief Financial Officer